20130005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP
kimberly.debeers@skadden.com

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 26, 2012

Dear Ms. deBeers:

This is in response to your letter dated December 26, 2012 concerning the shareholder proposal submitted to O'Reilly Automotive by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 26, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that O'Reilly Automotive may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by O'Reilly Automotive to approve an amendment to O'Reilly Automotive's articles of incorporation that would allow a shareholder or shareholders of record of at least 25% of the voting power of all outstanding shares of common stock of O'Reilly Automotive the ability to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by O'Reilly Automotive directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if O'Reilly Automotive omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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December 26, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of O'Reilly Automotive, Inc. (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of John Chevedden (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of shareholders (the "2013 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 23, 2012 including a cover letter, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2013 Annual Meeting.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSAL TO BE SUBMITTED BY THE COMPANY AT ITS 2013 ANNUAL MEETING.

Currently, neither the Company's certificate of incorporation nor the Company's bylaws permit shareholders to call a special meeting. The Company's Board of Directors has approved submitting a proposal at the 2013 Annual Meeting (the "Company Proposal") to approve an amendment to the Company's Articles of Incorporation that would, if adopted, allow a shareholder or shareholders of record of at least 25% of the voting power of all outstanding shares of common stock of the Company the ability to require the Company to call a special meeting of shareholders. The Company's proxy materials will also set forth corresponding amendments to the Company's Bylaws implementing the right of holders of at least 25% of the outstanding shares of common stock to cause the Company to call a special meeting, which amendments will take effect upon shareholder approval of the amendment to the Articles of Incorporation.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See *Danaher Corp.* (avail. Jan. 21, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *FirstEnergy Corp. (Rossi)* (avail. Feb. 23, 2011) (same); *Yum! Brands, Inc.* (avail. Feb. 15, 2011) (same); *Textron Inc.* (avail. Jan. 5, 2011, recon. denied Jan. 12, 2011, recon. denied Mar. 1, 2011) (same); *Fortune Brands, Inc.* (avail. Dec. 16, 2010) (same); see also *Waste Management, Inc.* (avail. Feb. 16, 2011) (concurring with the exclusion of a shareholder proposal that would have enabled shareholders holding at least 20% of the company's common stock to call a special meeting when a company-sponsored proposal would allow shareholders holding, in the aggregate, at least 25% of the company's common stock held in net long position for at least one year to call a special meeting); *ITT Corp.* (avail. Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company gave the holders of 35% of the outstanding common stock the ability to call such meetings); *Southwestern Energy Co.* (avail. Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of the outstanding common stock to call such meetings); and *Marathon Oil Corp.* (avail. Dec. 23, 2010) (same).

The Staff has consistently concurred in the exclusion of shareholder proposals under substantially the same circumstances as the instant case. For example, in *eBay, Inc.* (avail. Jan. 13, 2012), the Staff concurred in the exclusion of a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal, which would have allowed shareholders of record of 25% of the voting power of all outstanding shares of capital stock of eBay to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results." *See also, Harris Corporation* (avail. July 20, 2012); *Biogen Idec Inc.* (avail. Mar. 13, 2012); *Cognizant Technology Solutions Corp.* (avail Mar. 15, 2012); *Cummins Inc.* (avail. Jan. 24, 2012); *Equinix, Inc.* (avail. Mar. 27, 2012); *Flowserve Corp.* (avail. Jan. 31, 2012); *Fluor Corp.* (avail. Jan. 11, 2012); *Omnicom Group Inc.* (avail. Feb. 27, 2012); *Praxair, Inc.* (avail. Jan. 11, 2012); *The Dun & Bradstreet Corp.* (avail. Jan. 31, 2012); *Wendy's Co.* (avail. Jan. 31, 2012); *Altera Corp.* (avail. Jan. 24, 2011); *Express Scripts, Inc.* (avail. Jan. 31, 2011); *Gilead Sciences, Inc.* (avail. Jan. 4, 2011); *ITT Corp.* (avail. Feb. 28, 2011); *Mattel, Inc.* (avail Jan. 13, 2011); and *Textron Inc.* (avail Jan. 5, 2011).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 10% and 25%. Submitting both proposals to shareholders at the 2013 Annual Meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. As a result, the Company requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers

Kimberly A. deBeers

Attachments

cc: Jeffrey L. Groves
O'Reilly Automotive, Inc.

Mr. John Chevedden (by email) *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David E. O'Reilly
Chairman of the Board
O'Reilly Automotive, Inc. (ORLY)
233 S. Patterson Ave.
Springfield, MO 65802
Phone: 417 862-6708

REVISED NOV. 23, 2012

Dear Mr. O'Reilly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

October 18, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Tricia Headley
Corporate Secretary
Fax: 417-874-7242
Jeffrey L. Groves <jgroves@oreillyauto.com>
General Counsel

[ORLY: Rule 14a-8 Proposal, October 18, 2012, Revised November 23, 2012]

4* – Special Shareowner Meeting Rights

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/Corporate Library, an independent investment research firm, continuously rated our company "D" since 2008 with "High Governance Risk." Also "High Concern" in director qualifications and "Concern" in executive pay. Our poison pill finally expired in 2012. Our directors were entrenched for 3-years without standing for election.

GMI said executive pay disclosure continued to be an issue. Our company did not publish performance targets for its so-called incentive pay plans. This was a disservice to shareholders. Furthermore, long-term incentive pay consisted solely of time-based equity in the form of restricted stock and market-priced stock options. To be effective, all equity pay as a long-term incentive should include performance requirements. Also, market-priced stock options may provide rewards to due to a rising market alone, regardless of a highly-paid executive's performance. Our company did not have a clawback policy to recover unearned executive pay due to fraud or financial restatements.

Six of our 9 directors had 11 to 46 years long-tenure. Charles O'Reilly had 46-years long-tenure and received by far our highest negative votes. Long-tenured directors controlled the majority of the seats on our three board committees.

GMI said it becomes increasingly challenging for our directors to act independently with such extensive tenure. In addition, four members of the O'Reilly family served on our board, all of whom were current and former executives. This called into question our board's ability to act as an effective counterbalance to management. Four directors were beyond age 70, which suggested succession planning concerns. It may thus come as no surprise that at age 72 and with long-tenure, Paul Lederer chaired our nomination committee.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Special Shareowner Meeting Rights – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***